February 7, 2018

Via EDGAR

Kristi Marrone
Staff Accountant
Division of Corporation Finance
Office of Real Estate & Commodities
United States Securities and Exchange Commission
100 F. Street, N.E.
Washington, D.C. 20549

Re:    Stratus Properties Inc.
Form 10-K for the year ended December 31, 2016
Filed on March 16, 2017

Form 8-K
Filed on May 10, 2017

Form 10-Q for the quarter ended June 30, 2017
Filed on August 9, 2017
File No. 001-37716

Dear Ms. Marrone,

Stratus Properties Inc. (the “Company”) is submitting this letter in response to the comment received from the Commission’s staff (the “Staff”) by email dated January 9, 2018, which followed up on the Company’s response dated December 14, 2017 to comments received from the Staff by email dated November 30, 2017, which followed up on the Company’s response dated November 17, 2017 to comments received from the Staff by email dated November 9, 2017. We have reproduced below the full text of the Staff’s comment in italics, followed by our response.

Form 8-K filed on May 10, 2017

Exhibit 99.1

Comment 1: We note your response to our prior comment 1 and that the appraiser may use multiple methodologies to determine a fair value for your properties and will then reconcile those values to determine which methodology is the best representation of fair value. In future filings, please disclose the significant inputs utilized by the appraiser related to the final methodology chosen. For example, if it was determined that the income capitalization approach was the most

Securities and Exchange Commission
February 7, 2018

appropriate valuation methodology, you may determine to disclose the capitalization rate and net operating income amounts used in the calculation. You may also consider disclosing ranges of inputs used for similar properties whose fair value was determined using similar valuation methodologies.

Response 1: To address the Staff’s comment, in future filings where we discuss third party appraisals, we will revise our disclosure to add the significant inputs utilized by the appraiser, in a manner substantially similar to the following:

	Range in Values	Weighted Average
* Projects Appraised Primarily Using Income Capitalization Approach
Terminal Capitalization Rate	5.75% to 9.00%	7.14%
Discount Rate	6.25% to 9.00%	7.72%

** Projects Appraised Primarily Using Sales Comparison Approach
Value per Land Square Foot	$3.07 to $6.64	$4.56
Value per Entitled Commercial Square Foot	$17.58 to $33.24	$22.25
Value per Residential Square Foot	$379 to $522	$396
Value per Entitled Multifamily Unit	$18,784 to $38,440	$29,927
Value per Residential Lot	$100,000 to $1,837,000	$740,063

__________________________________________________________________

If you have any questions or comments, please contact me at (512) 478-5788.

Sincerely,

/s/ Erin D. Pickens
Erin D. Pickens
Senior Vice President and Chief Financial Officer

cc:    William H. Armstrong III